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Exhibit 99.2

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS
(in millions of U.S. dollars)
(unaudited)

	December 31 2004	March 31 2005
Assets
Current assets:
Cash and short-term investments	$968.8	$951.4
Accounts receivable	1,023.3	946.1
Inventories	1,062.9	1,097.4
Prepaid and other assets	127.4	172.4
Income taxes recoverable	89.1	88.6
Deferred income taxes	1.8	0.5

	3,273.3	3,256.4
Capital assets	569.3	554.8
Goodwill from business combinations	872.9	872.9
Intangible assets	104.5	97.3
Other assets	119.8	117.2

	$4,939.8	$4,898.6

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$1,107.9	$1,145.8
Accrued liabilities	486.6	421.6
Income taxes payable	93.2	88.8
Deferred income taxes	0.6	2.2
Current portion of long-term debt (note 4)	2.6	0.2
Convertible debt (notes 2(i) and 5)	124.1	127.3

	1,815.0	1,785.9
Long-term debt (note 4)	500.8	500.3
Accrued pension and post-employment benefits	81.0	78.5
Deferred income taxes	23.4	21.7
Other long-term liabilities	30.8	35.0

	2,451.0	2,421.4
Shareholders' equity:
Capital stock	3,559.1	3,561.4
Warrants (note 6)	8.9	8.9
Contributed surplus	142.9	148.7
Option component of convertible debt (notes 2(i) and 5)	210.2	210.2
Deficit	(1,473.6)	(1,485.2)
Foreign currency translation adjustment	41.3	33.2

	2,488.8	2,477.2

	$4,939.8	$4,898.6

Accounting policy change (note 2(i))
Guarantees and contingencies (note 14)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in millions of U.S. dollars, except per share amounts)
(unaudited)

	Three months ended March 31
	2004	2005
Revenue	$2,016.9	$2,150.6
Cost of sales	1,929.0	2,026.0

Gross profit	87.9	124.6
Selling, general and administrative expenses	78.9	77.2
Amortization of intangible assets	7.2	7.2
Integration costs related to acquisitions	—	0.3
Other charges (note 7)	10.9	31.9
Accretion of convertible debt (notes 2(i) and 5)	5.5	3.2
Interest on long-term debt	1.0	8.8
Interest expense (income), net	—	(0.9)

Loss before income taxes	(15.6)	(3.1)
Income taxes expense (recovery):
Current	1.8	8.2
Deferred	(5.3)	0.3

	(3.5)	8.5

Net loss for the period	$(12.1)	$(11.6)

Deficit, beginning of period	$(581.0)	$(1,473.6)
Change in accounting policy (note 2(i))	(1.9)	—

Deficit as restated, beginning of period	(582.9)	(1,473.6)
Net loss for the period	(12.1)	(11.6)

Deficit, end of period	$(595.0)	$(1,485.2)

Basic loss per share (note 11)	$(0.06)	$(0.05)
Diluted loss per share (note 11)	$(0.06)	$(0.05)
Weighted average number of shares outstanding (in millions) (note 11):
Basic	213.2	226.9
Diluted	213.2	226.9

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

	Three months ended March 31
	2004	2005
Cash provided by (used in):
Operations:
Net loss for the period	$(12.1)	$(11.6)
Items not affecting cash:
Depreciation and amortization	49.0	42.3
Deferred income taxes	(5.3)	0.3
Accretion of convertible debt	5.5	3.2
Non-cash charge for option issuances	1.6	2.5
Restructuring charges (note 7)	1.2	0.9
Other charges (note 7)	(2.6)	(1.1)
Other	18.5	(1.8)
Changes in non-cash working capital items:
Accounts receivable	(58.3)	77.2
Inventories	(102.7)	(39.5)
Prepaid and other assets	(13.7)	(20.5)
Income taxes recoverable	(1.0)	0.5
Accounts payable and accrued liabilities	43.9	(37.4)
Income taxes payable	(0.3)	(4.4)

Non-cash working capital changes	(132.1)	(24.1)

Cash provided by (used in) operations	(76.3)	10.6

Investing:
Acquisitions, net of cash acquired	(33.8)	—
Purchase of capital assets	(56.4)	(38.4)
Proceeds from sale of assets	3.1	11.1
Other	1.5	0.3

Cash used in investing activities	(85.6)	(27.0)

Financing:
Repayment of long-term debt	(38.1)	(2.9)
Issuance of share capital	2.8	2.3
Other	(0.6)	(0.4)

Cash used in financing activities	(35.9)	(1.0)

Decrease in cash	(197.8)	(17.4)
Cash, beginning of period	1,028.8	968.8

Cash, end of period	$831.0	$951.4

Cash is comprised of cash and short-term investments.
Supplemental cash flow information (note 12)

See accompanying notes to consolidated financial statements.
These unaudited interim consolidated financial statements should be read in conjunction with the
2004 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)
(unaudited)

1.     NATURE OF BUSINESS:

  Our primary operations consist of providing a broad range of electronics manufacturing services including design, new product introduction, engineering services, supply chain management, printed circuit assembly, system assembly, fulfillment, logistics and after-market services and support to our customers primarily in the computing and telecommunications industries and increasingly in the aerospace and defense, automotive, consumer electronics and industrial end markets. We have operations in the Americas, Asia and Europe.

  We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2004 annual consolidated financial statements.

  We experience seasonal variations in revenue with revenue typically lowest in the first quarter.

2.     SIGNIFICANT ACCOUNTING POLICIES:

  The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2004 annual consolidated financial statements.

  These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly our financial position as of March 31, 2005 and the results of operations and cash flows for the three months ended March 31, 2004 and 2005.

  These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2004 annual consolidated financial statements, except for the following:

  (i)
  Liabilities and equity:

    Effective December 31, 2004, we early adopted the amendment to CICA Handbook Section 3860, "Financial Instruments — Presentation and Disclosure." The revised standard requires obligations of a fixed amount that may be settled, at the issuer's option, by a variable number of the issuer's own equity instruments to be presented as liabilities. The standard is effective on a retroactive basis with restatement of prior periods. As a result of adopting this standard, we reclassified the principal component of our convertible debt (LYONs) as a debt instrument and recorded all accretion charges, amortization of deferred financing costs, gains and losses on repurchases relating to the principal component and related tax effects as charges to the statement of operations. The option component of the LYONs continues to be accounted for as an equity instrument.

    Upon adoption of this standard, we:

    (a)
    reclassified $124.1 of LYONs from equity to debt at December 31, 2004;

    (b)
    reclassified $1.3 of deferred financing costs from equity to other assets at December 31, 2004;

    (c)
    reduced deferred tax assets and equity by $1.9 at December 31, 2004;

    (d)
    recorded a charge of $1.9 to opening deficit at January 1, 2004 representing the cumulative amount of amortization of deferred financing costs, net of tax; and

    (e)
    recorded accretion charges, amortization of deferred financing costs and the related tax effect in the statement of operations in the amounts $3.7 for the three months ended March 31, 2004.

    There was no impact to basic or diluted loss per share for any period as a result of adopting this change retroactively.

3.     ACQUISITIONS AND DIVESTITURES:

  2004 activities:

  On March 12, 2004, we acquired Manufacturers' Services Limited (MSL), a full-service global electronics manufacturing and supply chain services company, headquartered in the United States. This acquisition provided us with an expanded customer base and service offerings, and supported our strategy of diversifying our end-markets.

  The purchase price of $321.2 was financed with the issuance of 14.1 million subordinate voting shares, the issuance of options to purchase 2.1 million subordinate voting shares, the issuance of warrants to purchase 1.1 million subordinate voting shares, and $51.6 in cash.

  As part of the purchase price of MSL, we recorded a liability for consolidating some of the acquired MSL facilities, including a workforce reduction. The planned actions include employee termination and lease exit costs in all geographies. The employee terminations will be completed in early 2006. The long-term lease and contractual obligations will be paid out over the remaining lease terms through 2010. Cash outlays are funded from cash on hand.

  The following table details the activity through the MSL restructuring liability:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability
Accrued on acquisition	$28.0	$6.9	$1.2	$36.1
Cash payments	(14.7)	(0.6)	(0.2)	(15.5)

December 31, 2004	13.3	6.3	$1.0	$20.6
Cash payments	—	(0.3)	—	(0.3)

March 31, 2005	$13.3	$6.0	$1.0	$20.3

  In April 2004, we acquired certain assets located in the Philippines from NEC Corporation.

  In September 2004, we sold certain assets relating to our power operations and signed a multi-year agreement to supply manufacturing services to the purchaser.

4.     LONG-TERM DEBT:

	December 31 2004	March 31 2005
Unsecured, revolving credit facility due 2007 (a)	$—	$—
Senior Subordinated Notes due 2011 (b)	500.0	500.0
Capital lease obligations	3.4	0.5

	503.4	500.5
Less current portion	2.6	0.2

	$500.8	$500.3

  (a)
  In June 2004, we amended our 364-day credit facility from $250.0 to $600.0 and extended the maturity from October 2004 to June 2007. The facility includes a $25.0 swing-line facility that provides for short-term borrowings up to a maximum of seven days. The credit facility permits us and certain designated subsidiaries to borrow funds for general corporate purposes (including acquisitions). Borrowings under the facility bear interest at LIBOR plus a margin except that borrowings under the swing-line facility bear interest at a base rate plus a margin. There are no borrowings outstanding under this facility. Commitment fees for the three months ended March 31, 2005 were $0.5. Concurrently with this amendment, we elected to terminate our $500.0 four-year revolving term credit facility.

    The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios. A change of control is an event of default. Based on the required minimum financial ratios, at March 31, 2005, we are limited to approximately $590 of available debt incurrence. The available debt incurrence under the facility has been reduced by outstanding letters of credit totaling $63.2. We were in compliance with all covenants as at March 31, 2005.

  (b)
  In June 2004, we issued Senior Subordinated Notes due 2011 with an aggregate principal amount of $500.0, and a fixed interest rate of 7.875%. We incurred $12.0 in pre-tax underwriting commissions and expenses which we deferred and are amortizing over the term of the debt. The Notes are unsecured and are subordinated in right of payment to all our senior debt. The Notes may be redeemed on July 1, 2008 or later at various premiums above face value.

    In connection with the Notes offering, we entered into agreements which swap the fixed interest rate on the Notes with a variable interest rate based on LIBOR plus a margin. The average interest rate on the Notes was 5.6% for the quarter.

5.     CONVERTIBLE DEBT:

  Pursuant to Canadian GAAP, the LYONs are bifurcated into a principal component and an option component. The principal component is recorded as debt and the option component is recorded as equity. See note 2(i).

  At March 31, 2005, we have outstanding LYONs with a principal amount at maturity of $614.4 payable August 1, 2020. Holders of the instruments have the option to require us to repurchase their LYONs on August 2, 2005, at a price of $572.82 per LYON, or a total of $352.0. We may elect to settle our repurchase obligation in cash or shares, or any combination thereof. As a result of the August 2, 2005 holders option, we have classified the principal portion of the LYONs as a current liability. Also see note 8 to the 2004 annual consolidated financial statements.

6.     WARRANTS:

  In connection with the MSL acquisition, we issued Series A and Series B warrants to replace the outstanding MSL warrants. The Series A warrants are fully vested and exercisable at any time through March 14, 2007 at an exercise price of $18.72 per share. The Series B warrants are fully vested and exercisable at any time through July 3, 2008 at an exercise price of $16.73 per share. We have the right to require the holders of both Series A and Series B warrants to exercise their warrants if our subordinate voting shares trade at 175% of the exercise price of the warrants during a specified period.

7.     OTHER CHARGES:

	Three months ended March 31
	2004	2005
2001 and 2002 restructuring (a)	$3.0	$1.1
2003 restructuring (b)	1.0	(2.0)
2004 restructuring (c)	9.5	1.9
2005 restructuring (d)	—	32.0

Total restructuring	13.5	33.0
Gain on sale of surplus land and building	(2.6)	(1.1)

Total	$10.9	$31.9

  (a)
  2001 and 2002 restructuring:

    In 2001, we announced a restructuring plan in response to the weak end-markets in the computing and communications industries. In response to the prolonged difficult end-market conditions, particularly in the computing and communications industries, a second restructuring plan was announced in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe.

    These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees. For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries. Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

    We have completed the major components of our 2001 and 2002 restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2001	$—	$—	$—	$—	$—	$—
Provision re: 2001	90.7	35.3	12.4	138.4	98.6	237.0
Cash payments	(51.2)	(1.6)	(2.9)	(55.7)	—	—

December 31, 2001	39.5	33.7	9.5	82.7	98.6	237.0
Provision re: 2002	128.8	51.7	8.5	189.0	194.5	383.5
Cash payments	(77.1)	(14.7)	(7.5)	(99.3)	—	—
Adjustments	(4.1)	11.4	(2.7)	4.6	(2.7)	1.9

December 31, 2002	87.1	82.1	7.8	177.0	290.4	622.4
Cash payments	(83.4)	(44.1)	(7.8)	(135.3)	—	—
Adjustments	7.4	24.1	2.9	34.4	(10.8)	23.6

December 31, 2003	11.1	62.1	2.9	76.1	279.6	646.0
Cash payments	(11.8)	(27.5)	(3.2)	(42.5)	—	—
Adjustments	0.7	2.2	0.3	3.2	1.4	4.6

December 31, 2004	$—	$36.8	$—	$36.8	$281.0	$650.6

    The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2004	$—	$36.8	$—	$36.8	$281.0	$—
Cash payments	—	(2.6)	—	(2.6)	—	—
Adjustments	—	1.1	—	1.1	—	1.1

March 31, 2005	$—	$35.3	$—	$35.3	$281.0	$1.1

    The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

  (b)
  2003 restructuring:

    In January 2003, we announced that we will further reduce our manufacturing capacity. These restructuring actions were focused on workforce reductions and facility consolidations in Europe. Termination announcements were made in 2003 to approximately 480 employees, primarily manufacturing and plant employees. All employees have been terminated as of March 31, 2005. In March 2005, we sold to a third party the production facility we closed in 2003 at a loss of $2.4. The purchaser also agreed to employ certain employees, which reduced our remaining contractual severance obligations. We adjusted our accrued liability to reflect the reduced severance costs. We recorded a net recovery of $2.0 relating to this transaction. The remaining accrued liability includes payments to regulatory agencies, in accordance with local labour legislation, which we expect to pay out through 2007. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2003	$—	$—	$—	$—	$—	$—
Provision	61.4	0.3	1.1	62.8	8.5	71.3
Cash payments	(28.6)	(0.3)	(1.1)	(30.0)	—	—

December 31, 2003	$32.8	$—	$—	$32.8	$8.5	$71.3
Cash payments	(19.0)	—	—	(19.0)	—	—
Adjustments	2.0	—	—	2.0	—	2.0

December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$73.3

    The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2004	$15.8	$—	$—	$15.8	$8.5	$—
Cash payments	(1.3)	(0.4)	—	(1.7)	—	—
Adjustments	(4.8)	0.4	—	(4.4)	2.4	(2.0)

March 31, 2005	$9.7	$—	$—	$9.7	$10.9	$(2.0)

    $5.2 of the accrued termination costs is classified in Other Long-term Liabilities. The remaining accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

  (c)
  2004 restructuring:

    In January and April 2004, we announced plans to further restructure our operations to better align capacity with customers' requirements. These restructuring actions were focused on workforce reductions and facility consolidations in all regions. As of March 31, 2005, termination announcements were made to approximately 4,800 employees, consisting of executive, manufacturing and plant employees. Approximately 200 employees remain to be terminated as of March 31, 2005. Approximately 60% of the employee terminations were in the Americas, 30% in Asia and 10% in Europe.

    In 2004, we recorded a non-cash charge of $33.9 to write-down certain long-lived assets primarily in Asia (55%) and the Americas (40%) which became impaired due to facility consolidations. In addition to buildings, leasehold improvements and machinery and equipment, the asset impairments also included an intellectual property write-down in the Americas.

    We expect to complete these restructuring actions in 2005. Cash outlays are funded from cash on hand.

    The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Total charge
January 1, 2004	$—	$—	$—	$—	$—	$—
Provision	98.6	8.7	5.9	113.2	33.9	147.1
Cash payments	(79.8)	(4.5)	(0.9)	(85.2)	—	—

December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$147.1

    The following table details the activity for the quarter:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
December 31, 2004	$18.8	$4.2	$5.0	$28.0	$33.9	$—
Cash payments	(13.4)	(0.2)	(1.0)	(14.6)	—	—
Adjustments	3.3	0.1	—	3.4	(1.5)	1.9

March 31, 2005	$8.7	$4.1	$4.0	$16.8	$32.4	$1.9

    The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

  (d)
  2005 restructuring:

    In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements. These restructuring actions will include facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand has not recovered to the levels management requires to achieve sustainable profitability.

    As of March 31, 2005, we have recorded termination costs related to approximately 1,900 employees, primarily manufacturing and plant employees. These terminations will occur throughout 2005 and into 2006. Approximately 80% of employee terminations are in the Americas and 20% in Europe.

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	Quarter charge
January 1, 2005	$—	$—	$—	$—	$—	$—
Provision	31.5	0.1	0.4	32.0	—	32.0
Cash payments	(2.6)	(0.1)	(0.4)	(3.1)	—	—

March 31, 2005	$28.9	$—	$—	$28.9	$—	$32.0

    We expect to complete these restructuring actions throughout 2005 and into 2006. Cash outlays are funded from cash on hand.

    The accrued restructuring liability is recorded in Accrued Liabilities in the accompanying consolidated balance sheet.

  Restructuring summary:

    We expect to incur restructuring charges of between $225.0 and $275.0 to be recorded throughout 2005 and into the first quarter of 2006. As of March 31, 2005, we have recorded restructuring charges totaling $33.0.

    As of March 31, 2005, assets included $14.3 representing assets available-for-sale, primarily land and buildings in Asia and the Americas, as a result of the restructuring actions we implemented. We have programs underway to sell these assets.

8.     PENSION AND NON-PENSION POST-EMPLOYMENT BENEFIT PLANS:

  We have recorded the following pension expense:

	Three months ended March 31
	2004	2005
Pension plans	$7.5	$9.1
Other benefit plans	4.1	3.2

Total expense	$11.6	$12.3

9.     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

  Effective January 1, 2003, we adopted the revised CICA Handbook Section 3870, "Stock-Based Compensation," which requires that a fair value method of accounting be applied to all stock-based compensation payments for both employees and non-employees. In accordance with the transitional provisions of Section 3870, we have prospectively applied the fair value method of accounting for stock option awards granted after January 1, 2003 and, accordingly, have recorded compensation expense. Prior to January 1, 2003, we accounted for our employee stock options using the settlement method and no compensation expense was recognized. For awards granted in 2002, the standard requires the disclosure of pro forma earnings and per share information as if we had accounted for employee stock options under the fair value method. The pro forma effect of awards granted prior to January 1, 2002 has not been included in the pro forma earnings and per share information.

  The estimated fair value of the options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended March 31
	2004	2005
Risk-free rate	3.0%	3.5% — 3.9%
Dividend yield	0.0%	0.0%
Volatility factor of the expected market price of the Company's shares	70%	48% — 63%
Expected option life (in years)	4.4	3.5 — 5.5
Weighted average grant date fair values of options issued	$9.82	$7.31

  Compensation expense for the three months ended March 31, 2005 was $2.5 (three months ended March 31, 2004 — $1.6) relating to the fair value of options granted after January 1, 2003.

  The pro forma disclosure relating to options granted in 2002 is as follows:

	Three months ended March 31
	2004	2005
Net loss as reported	$(12.1)	$(11.6)
Deduct: Stock-based compensation costs using fair value method	(2.4)	(1.6)

Pro forma net loss	$(14.5)	$(13.2)

Loss per share:
Basic — as reported	$(0.06)	$(0.05)
Basic — pro forma	$(0.07)	$(0.06)
Diluted — as reported	$(0.06)	$(0.05)
Diluted — pro forma	$(0.07)	$(0.06)

        Our stock plans are described in note 9 to the 2004 annual consolidated financial statements.

10.     SEGMENTED INFORMATION:

  Our operations fall into one dominant industry segment, the electronics manufacturing services industry. We manage our operations, and accordingly determine our operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings/loss before interest and accretion on convertible debt, amortization of intangible assets, integration costs related to acquisitions, other charges, non-cash option expense and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

	Three months ended March 31
	2004	2005
Revenue
Americas	$861.5	$818.9
Asia	802.2	965.4
Europe	429.4	408.7
Elimination of inter-segment revenue	(76.2)	(42.4)

	$2,016.9	$2,150.6

	Three months ended March 31
	2004	2005
EBIAT
Americas	$(5.9)	$14.7
Asia	21.5	36.4
Europe	(5.0)	(1.2)

	10.6	49.9
Net interest and accretion charges	(6.5)	(11.1)
Amortization of intangible assets	(7.2)	(7.2)
Non-cash option expense	(1.6)	(2.5)
Integration costs related to acquisitions	—	(0.3)
Other charges (note 7)	(10.9)	(31.9)

Loss before income taxes	$(15.6)	$(3.1)

	As at March 31
	2004	2005
Total assets
Americas	$2,279.0	$1,337.7
Asia	2,243.3	2,494.2
Europe	1,163.2	1,066.7

	$5,685.5	$4,898.6

Goodwill (i)
Americas	$241.2	$—
Asia	883.6	872.9
Europe	76.0	—

	$1,200.8	$872.9

  (i)
  Reflects the goodwill impairment charges recorded in the fourth quarter of 2004.

11.     WEIGHTED AVERAGE SHARES OUTSTANDING AND PER SHARE CALCULATIONS:

  The following table sets forth the calculation of basic and diluted loss per share:

	Three months ended March 31
	2004	2005
Numerator:
Net loss attributable to common shareholders	$(12.1)	$(11.6)
Denominator (in millions):
Weighted average shares — basic	213.2	226.9
Effect of dilutive securities:
Employee stock options and warrants(1)	—	—

Convertible debt(1)	—	—

Weighted average shares — diluted	213.2	226.9
Loss per share:
Basic	$(0.06)	$(0.05)
Diluted	$(0.06)	$(0.05)

(1)
Excludes the effect of all options, warrants and convertible debt as they are anti-dilutive due to the loss reported in the period.

12.     SUPPLEMENTAL CASH FLOW INFORMATION:

	Three months ended March 31
	2004	2005
Paid during the period:
Interest	$2.0	$1.9
Taxes	$1.9	$6.5
Non-cash financing activities:
Shares issued for acquisition of MSL	$245.5	$—
Options issued for acquisition of MSL	$15.2	$—
Warrants issued for acquisition of MSL	$8.9	$—

13.     HEDGING TRANSACTIONS:

  In connection with the issuance of our $500.0 principal amount of Senior Subordinated Notes in June 2004, we entered into interest rate swap agreements to hedge the fair value of the Notes, by swapping the fixed rate of interest for a variable interest rate. The notional amount of the agreements is $500.0. The agreements are effective June 2004 and mature July 2011. See note 4(b).

  Payments or receipts under the swap agreements are recognized as adjustments to interest expense on long-term debt. The fair value of the interest rate swap agreements at March 31, 2005 was an unrealized gain of $2.1.

14.     GUARANTEES AND CONTINGENCIES:

  Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds are provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees. At March 31, 2005, these liabilities, including guarantees of employee share purchase loans, amounted to $65.6 (December 31, 2004 — $63.7).

  In addition to the above guarantees, we have also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts payable with respect to these indemnifications cannot reasonably be estimated. In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

  In the normal course of our operations, we are subject to litigation and claims from time to time. Management believes that adequate provisions have been recorded in the accounts where required. Although it is not always possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies would not have a material adverse effect on our results of operations, financial position or liquidity.

15.     COMPARATIVE INFORMATION:

  We have reclassified certain prior period information to conform to the current period's presentation.

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Exhibit 99.2
CELESTICA INC.
CONSOLIDATED BALANCE SHEETS (in millions of U.S. dollars) (unaudited)
CELESTICA INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT (in millions of U.S. dollars, except per share amounts) (unaudited)
CELESTICA INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (in millions of U.S. dollars) (unaudited)
CELESTICA INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (in millions of U.S. dollars, except per share amounts) (unaudited)